UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (collectively, the “Filers”): Rogers Communications Inc., Rogers Cable Communications Inc. and Rogers Wireless Partnership

B.	This is

☒	an original filing for the Filers

☐	an amended filing for the Filers

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:  Rogers Communications Inc., Rogers Cable Communications Inc. and Rogers Wireless Partnership

Form type:  Form F-9

File Number (if known):  333-163265

Filed by:  Rogers Communications Inc., Rogers Cable Communications Inc. and Rogers Wireless Partnership

Date Filed (if filed concurrently, so indicate):  November 20, 2009 (concurrently with Form F-9)

D.
Rogers Communications Inc. is amalgamated under the laws of British Columbia and has its principal place of business at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, telephone number (416) 935-7777.

Rogers Cable Communications Inc. is incorporated under the laws of Ontario and has its principal place of business at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, telephone number (416) 935-7777.

Rogers Wireless Partnership is organized under the laws of Ontario and has its principal place of business at 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, telephone number (416) 935-7777.

E.
Each Filer designates and appoints CT Corporation System (the “Agent”) located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, telephone number (212) 894-8400, as its agent upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b)
any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-9 on November 20, 2008 or any purchases or sales of any security in connection therewith.  Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each Filer stipulates and agrees to appoint a successor agent for service of process and to file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date Rogers Communications Inc. has ceased reporting under the Securities Exchange Act of 1934.  Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9, the securities to which the Form F-9 relates, and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 20th day of November, 2009.

Filer:	ROGERS COMMUNICATIONS INC.

	By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and
Chief Financial Officer

Filer:	ROGERS CABLE COMMUNICATIONS INC.

	By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and
Chief Financial Officer

Filer:	ROGERS WIRELSS PARTNERSHIP

	By:	/s/ M. Lorraine Daly
Name: M. Lorraine Daly
Title: Vice President, Treasurer

By:	/s/ William W. Linton
Name: William W. Linton
Title: Executive Vice President, Finance and
Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM
as Agent for Service of Process

By:	/s/ Florence Merceron
Name: Florence Merceron
Title: Assistant Secretary
Date: November 20, 2009